SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              TASTY BAKING COMPANY
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                    876553306
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           ATTENTION: MR. NELSON OBUS
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                    COPY TO:

                            Steven F. Wasserman, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                                 JANUARY 4, 2000
  ----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )

                              (Page 1 of 10 Pages)

SCHEDULE 13D
-------------------------------------                   ------------------------
CUSIP NO.  31865 W 108                                  PAGE  2 OF 10 PAGES
-------------------------------------                   ------------------------

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1          NAME OF REPORTING PERSON:  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3688497

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    |X|
                                                                    (b)    |_|

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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC    (SEE ITEM 3)

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) |_|

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6          CITIZENSHIP OR PLACE OR ORGANIZATION

           DELAWARE
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                                       7   SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                        137,590
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER
REPORTING
PERSON                                     0
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           137,590
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           137,590 shares

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.75%
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14         TYPE OF REPORTING PERSON
           PN
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                              (Page 2 of 10 Pages)

SCHEDULE 13D
-------------------------------------                   ------------------------
CUSIP NO.  31865 W 108                                  PAGE  3 OF 10 PAGES
-------------------------------------                   ------------------------

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1          NAME OF REPORTING PERSON:  WYNNEFIELD SMALL CAP VALUE
                                      OFFSHORE FUND, LTD.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    NOT APPLICABLE

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    |X|
                                                                    (b)    |_|

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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC    (SEE ITEM 3)

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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) |_|

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6          CITIZENSHIP OR PLACE OR ORGANIZATION

           CAYMAN ISLANDS
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                                       7   SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                        74,750
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER
REPORTING
PERSON                                     0
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           74,750
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           74,750 shares

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           .95%
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14         TYPE OF REPORTING PERSON
           CO
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                              (Page 3 of 10 Pages)

SCHEDULE 13D
-------------------------------------                   ------------------------
CUSIP NO.  31865 W 108                                  PAGE  4 OF 10 PAGES
-------------------------------------                   ------------------------

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1          NAME OF REPORTING PERSON:  WYNNEFIELD SMALL CAP VALUE L.P. I
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:    13-3953291

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    |X|
                                                                    (b)    |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC    (SEE ITEM 3)

--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                        185,721
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER
REPORTING
PERSON                                     0
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           185,721
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           185,721 shares

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.37%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           PN
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                              (Page 4 of 10 Pages)

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to shares of the Common Stock, (the "Shares"), of Tasty Baking Company, a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2801 Hunting Park Avenue, Philadelphia, PA 19129.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Small Cap Value, L.P. I (the "Partnership-I"). The Partnership, the Fund and Partnership-I are sometimes referred to collectively as the "Wynnefield Group".

         The general partners of the Partnership and the Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware, are Nelson Obus and Joshua Landes. Mr. Obus and Mr. Landes are principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

         The business address of Mr. Obus and Mr. Landes and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

         (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The  Wynnefield   Group  entities   purchased   their  Shares  for  the
consideration shown in the following table:

           NAME                NUMBER OF SHARES        CONSIDERATION PAID
           ----                ----------------        ------------------
      Partnership                    137,590             $1,593,051
      Partnership-I                  185,721              2,159,283
      Fund                            74,750                897,048

         Such Shares were paid for from the working capital of each entity in the Wynnefield Group, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

                              (Page 5 of 10 Pages)

ITEM 4.  PURPOSES OF TRANSACTION.

         The Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If the Wynnefield Group determines that the ownership of the Issuer's securities represent an attractive investment opportunity, they or any of them reserve the right to buy additional Shares with the understanding that neither such purchases nor the exercise of their rights as stockholders is intended as a "control" device with respect to the Issuer.

         Except as set forth above, the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on the date hereof, the Wynnefield Group beneficially owned a total of 398,061 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes, by virtue of their status as general partners of the Partnership and Partnership-I and Mr. Obus and Mr. Landes as officers of the Fund's investment manager may be deemed to have indirect beneficial ownership of the Shares owned by the Wynnefield Group. The Shares owned by the Wynnefield Group represent approximately 5.09% of the outstanding Shares of the Issuer, based on the 7,822,000 Shares reported as outstanding on November 5, 1999 in the Issuer's Quarterly Report on Form 10-Q for the three months then ended.

         Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

         (b) Mr. Obus and Mr. Landes, by virtue of their status as general partners of the Partnership and Partnership-I, and Mr. Obus and Mr. Landes as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the 398,061 Shares owned by the entities comprising the Wynnefield Group.

                              (Page 6 of 10 Pages)

         (c) During the past 60 days, the entities in the Wynnefield Group made the following purchases of shares in the over-the-counter market:

                                            NUMBER               PRICE
    NAME                   DATE            OF SHARES           PER SHARE
    ----                   ----            ---------           ---------
Partnership             7/9/99                 1,720            15.2840
Partnership             9/10/98                  800            14.5700
Partnership             9/11/98                  500            14.5516
Partnership             9/11/98                1,100            14.5517
Partnership             10/5/98                  200            14.3200
Partnership             12/31/98               6,000            14.6438
Partnership             1/6/99                 3,000            14.6678
Partnership             1/8/99                 8,000            14.5250
Partnership             1/14/99                7,000            14.1021
Partnership             1/21/99                3,300            13.1855
Partnership             1/22/99                2,000            13.3325
Partnership             1/26/99                1,000            13.5850
Partnership             1/27/99                2,000            13.5725
Partnership             2/1/99                 1,300            13.1628
Partnership             2/3/99                 6,500            13.3238
Partnership             3/18/99                4,000            12.2575
Partnership             3/29/99                1,500            11.9722
Partnership             4/22/99                7,000            11.8950
Partnership             7/29/99               13,200            11.6950
Partnership             8/6/99                   100            11.2475
Partnership             9/10/99                3,600            11.0700
Partnership             9/17/99                3,100            11.0700
Partnership             9/21/99                3,600            10.8825
Partnership             9/24/99                1,570            10.3725
Partnership             10/14/99               6,800            10.5536
Partnership             10/29/99               5,400            10.2783
Partnership             11/2/99                8,900            10.1950
Partnership             11/11/99               1,200             9.8725
Partnership             11/17/99               3,600             9.9450
Partnership             11/22/99               1,800             9.6750
Partnership             11/30/99                 200             9.4350
Partnership             12/1/99                2,000             9.7077
Partnership             12/2/99                1,800             9.3100
Partnership             12/3/99                3,600             9.6225
Partnership             12/6/99                1,800             9.6850
Partnership             12/8/99                2,100             9.3200
Partnership             12/13/99               1,700             9.0600
Partnership             12/14/99               2,700             8.9342
Partnership             12/15/99               1,800             8.9975
Partnership             12/20/99               1,800             8.6850
Partnership             12/21/99               1,100             8.5600
Partnership             12/29/99               3,600             8.3050
Partnership             1/4/00                 3,600             8.3750

                              (Page 7 of 10 Pages)

                                            NUMBER               PRICE
    NAME                   DATE            OF SHARES           PER SHARE
    ----                   ----            ---------           ---------
Partnership-I           7/9/98                11,280            15.2862
Partnership-I           9/10/98                  800            14.6012
Partnership-I           9/11/98                1,600            14.5516
Partnership-I           9/14/98                1,900            14.5831
Partnership-I           9/15/98                  500            14.6200
Partnership-I           10/8/98                  200            14.2575
Partnership-I           10/8/98                1,600            14.3356
Partnership-I           10/8/98                2,400            14.1429
Partnership-I           12/31/98               7,100            14.6438
Partnership-I           1/6/99                 3,000            14.6678
Partnership-I           1/8/99                   500            14.5250
Partnership-I           1/8/99                 8,000            14.3638
Partnership-I           1/14/99                3,000            14.1021
Partnership-I           1/22/99                2,000            13.3325
Partnership-I           1/26/99                1,000            13.5850
Partnership-I           1/27/99                2,000            13.5725
Partnership-I           2/1/99                 1,400            13.1628
Partnership-I           2/3/99                 6,500            13.3238
Partnership-I           3/18/99                4,700            12.2575
Partnership-I           3/29/99                1,700            11.9722
Partnership-I           4/22/99                9,000            11.8950
Partnership-I           7/13/99                8,000            11.8781
Partnership-I           7/29/99               17,500            11.6950
Partnership-I           9/10/99                4,700            11.0700
Partnership-I           9/17/99                4,100            11.0700
Partnership-I           9/21/99                4,700            10.8825
Partnership-I           9/24/99              2,080              10.3725
Partnership-I           10/14/99               9,000            10.5536
Partnership-I           10/15/99               1,661            10.3825
Partnership-I           10/29/99               7,100            10.2783
Partnership-I           11/2/99               11,800            10.1950
Partnership-I           11/11/99               1,600             9.8725
Partnership-I           11/17/99               4,700             9.9450
Partnership-I           11/22/99               2,300             9.6750
Partnership-I           11/30/99                 200             9.4350
Partnership-I           12/1/99                2,600             9.7077
Partnership-I           12/2/99                2,300             9.3100
Partnership-I           12/3/99                4,700             9.6225
Partnership-I           12/6/99                2,300             9.6850
Partnership-I           12/8/99                2,900             9.3200
Partnership-I           12/13/99               2,400             9.0600
Partnership-I           12/14/99               3,500             8.9342
Partnership-I           12/15/99               2,300             8.9975
Partnership-I           12/20/99               2,300             8.6850
Partnership-I           12/21/99               1,400             8.5600
Partnership-I           12/29/99               4,700             8.3050
Partnership-I           1/4/00                 4,700             8.3750

                              (Page 8 of 10 Pages)

                                            NUMBER               PRICE
    NAME                   DATE            OF SHARES           PER SHARE
    ----                   ----            ---------           ---------
Fund                    7/9/98                 6,000            15.2862
Fund                    8/6/98                 5,600            14.5600
Fund                    9/10/98                  300            14.6012
Fund                    9/11/98                  800            14.5516
Fund                    9/22/98                1,700            14.5700
Fund                    10/6/98                  600            14.3200
Fund                    12/31/98               2,000            14.6438
Fund                    1/6/99                 2,600            14.6678
Fund                    1/8/99                 4,000            14.5250
Fund                    1/22/99                1,000            13.3325
Fund                    1/27/99                1,000            13.5725
Fund                    2/1/99                   500            13.1628
Fund                    2/3/99                 3,000            13.3238
Fund                    3/18/99                2,000            12.2575
Fund                    3/29/99                1,000            11.9722
Fund                    4/22/99                4,000            11.8950
Fund                    7/29/99                6,300            11.6950
Fund                    9/10/99                1,700            11.0700
Fund                    9/17/99                1,500            11.0700
Fund                    9/21/99                1,700            10.8825
Fund                    9/24/99                  750            10.3725
Fund                    10/14/99               3,200            10.5536
Fund                    10/29/99               2,500            10.2783
Fund                    11/2/99                4,300            10.1950
Fund                    11/11/99                 800             9.8725
Fund                    11/17/99               1,700             9.9450
Fund                    11/22/99                 900             9.6750
Fund                    12/1/99                  900             9.7077
Fund                    12/2/99                  900             9.3100
Fund                    12/3/99                1,700             9.6225
Fund                    12/6/99                  900             9.6850
Fund                    12/8/99                1,000             9.3200
Fund                    12/13/99                 900             9.0600
Fund                    12/14/99               1,300             8.9342
Fund                    12/15/99                 900             8.9975
Fund                    12/20/99                 900             8.6850
Fund                    12/21/99                 500             8.5600
Fund                    12/29/99               1,700             8.3050
Fund                    1/4/00                 1,700             8.3750

         (d) Each of the entities comprising the Wynnefield Group as owners of the Shares covered by this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

         (e) Not applicable.

                              (Page 9 of 10 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Neither Mr. Obus, Mr. Landes nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 20, 2000

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I


                           By:      /s/ NELSON OBUS
                                    ----------------------------
                                    Nelson Obus, General Partner

                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                           By:      Wynnefield Capital, Inc.

                           By:      /s/ NELSON OBUS
                                    ----------------------------
                                    Nelson Obus, President


                             (Page 10 of 10 Pages)